
June 20, 2013

Via E-mail
Mr. James G. Jackson
Chief Financial Officer
BreitBurn Energy Partners L.P.
515 South Flower Street, Suite 4800
Los Angeles, California 90071

> **Re:** **BreitBurn Energy Partners L.P.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 28, 2013**
> **Response Letter dated May 16, 2013**
> **File No. 1-33055**

Dear Mr. Jackson:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 4

Reserves and Production, page 7

1.   We have read your response to prior comment 2, including your analysis of the disclosure requirements of Item 1203(d) of Regulation S-K. We note your view is expressed relative to the disclosure of the reasons for material amounts of proved undeveloped reserves that remain undeveloped for five years or more after disclosure. We reissue our prior comment 2 and ask that you tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2012 will not be developed within five years since your initial disclosure of these reserves. Please clarify for us the net

quantities, if any, and provide an explanation of the circumstances that would justify a time period longer than five years to begin development of those reserves.

Developed and Undeveloped Acreage, page 11

2.   We have read your response to prior comment 4 regarding your Michigan proved undeveloped locations.   Please tell us if all of the referenced locations are included in a development plan adopted by management as of December 31, 2012 indicating these locations are scheduled to be drilled within five years of their initial disclosure as proved undeveloped reserves. Refer to point (ii) in the definition of undeveloped oil and gas reserves contain in Rule 4-10(a)(31) of Regulation S-X and Question 131.04 in the Compliance and Disclosure Interpretations issued October 26, 2009 in formulating your response.

Selected Financial Data, page 46

3.   We have read your response to prior comment 5 and understand that you have included net operating cash flows generated by properties or businesses prior to your ownership in calculating your non-GAAP measure of Adjusted EBITDA, because you had negotiated purchase price adjustments based on activity between the effective and closing dates of these acquisitions. However, since you correlate the activity with your historical results, not as a purchase price adjustment along with other acquisition costs, the result has a pro forma or forward looking quality. You indicate this was not your intent.

We note that you had no entitlement prior to the closing dates and neither consolidated the acquired properties or businesses nor recorded the economic benefits as of the effective dates. Given the foregoing, we do not see appropriate rationale for presenting as your own activity that of other entities prior to establishing ownership. Please revise your presentation to eliminate these types of adjustments from non-GAAP measures that are correlated with your historical results of operations.

4.   We note that you present realized and unrealized gain or loss on derivatives accounted for at fair value on page 54, with a discussion of the changes on pages 55 and 60, and present within your reconciliation of Adjusted EBITDA, an adjustment to eliminate the unrealized portion of the gain or loss related to commodity derivative instruments. Tell us how you determined the realized and unrealized portions of these gains and losses so that we may understand how your method complies with FASB ASC 815-10-35-2. For example, if realized gains do not reflect only the change in fair value during the period of settlement, identify the specific elements reflected in each measure (e.g. premiums paid, the change in fair value from period-to-period, and settlement proceeds/payments). Please explain your rationale in leaving only the realized portion of derivative gain or loss reflected in your measure of Adjusted EBITDA, given that prior changes in fair value would ordinarily also comprise the overall economics of settlement.

Financial Statements

Note 4 – Acquisitions, page F-13

Permian Basin Acquisitions, page F-14

5.   We have read your response to prior comment 6 pertaining to guidance in Rule 3-05 of
Regulation S-X, relative to your July 2, 2012 acquisitions, and understand that you do not
regard these transactions as related because under the May 10, 2012 agreements, each
seller waived rights to participate in a proposed sale of the other's interest. Given that
these waivers occurred as part of the contemporaneously signed purchase and sale
agreements, we do not see why you would not conclude that the provisions had
accomplished their objective. In determining whether the transactions are related under
Rule 3-05(a)(3) of Regulation S-X, the conditional elements should be evaluated relative
to the uncertainty they were intended to address. Unless we have misunderstood the
conditional aspects of the tag-along rights prior to securing the May 10, 2012 agreements,
it appears you would need to file historical and pro forma financial statements for the
property interests acquired in your July 2, 2012 acquisitions to comply with Item 9.01 of
Form 8-K, and Rule 3-05 and Article 11 of Regulation S-X.

6.   We have read your response to prior comment 7, including your analysis of FASB ASC
805-10-50-3 and 805-10-50-2(h)(3). We note your view is expressed relative to the 5-
year income averaging method of identifying significant subsidiaries pursuant to Rule 1-
02(w) of Regulation S-X. However, this definitional guidance has a specific purpose
other than use in materiality determinations required under GAAP. We also note that you
have not indicated whether you evaluated the materiality of the 2011 revenue and
earnings of your 2012 acquisitions relative to your 2011 financial statements.

The financial information included in your response to prior comments 6 and 7 indicates
that your 2012 acquisitions may be material collectively, or in certain cases individually,
for the purpose of disclosing supplemental financial information. We believe that any
transactions that result in an obligation to file financial statements on Form 8-K would
ordinarily be material in this context. If you continue to believe pro forma information is
not required to be disclosed to comply with FASB ASC 805-10-50-3 then please expand
your analysis to address significance beyond your income averaging approach and also
encompassing activity relative to your 2011 historical results.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director